Apex Technology Acquisition Corporation

533 Airport Blvd

Suite 400

Burlingame, CA 94010

                                September 12, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Eric Envall

Re:	Apex Technology Acquisition Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed August 30, 2019
File No. 333-233299

Dear Mr. Envall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Apex Technology Acquisition Corporation hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Monday, September 16, 2019, or as soon as thereafter practicable.

Very truly yours,

/s/ Jeff Epstein
Jeff Epstein
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Graubard Miller